UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated August 3, 2007

Benetton Board of Directors examines the preliminary results for the first half of 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: August 3, 2007

Benetton Board of Directors examines the preliminary results for the first half of 2007

BENETTON GROUP: CONSOLIDATED REVENUES 990 MILLION EURO, UP 10.2%

  Consolidated revenues 990 million euro, +10.2% compared with 898 million euro in the first half of 2006

  EBITDA 151 million euro (+14.8% compared with 132 million in the same period of 2006), equivalent to 15.3 % of revenues

  EBIT 107 million euro (+20.4% compared with 89 million in the first half of 2006), equivalent to 10.8% of revenues

Ponzano, August 3, 2007 - The Benetton Group Board of Directors, meeting today, examined the preliminary unaudited results for the first half of 2007.

The key preliminary figures confirm the company's growth objectives in terms of both revenues, +10.2% in the half year compared with the same period in the previous year, and EBIT (+20.4% compared with the first half of 2006).

The definitive results will be examined by the Board on September 12, 2007.

Growth in the apparel segment includes all brands. At present there are 5,540 stores worldwide, an increase of 348 compared with the same period of 2006.

The development is sustained by United Colors of Benetton Adult and United Colors of Benetton Children, which confirm their growth rates, and by the acceleration of the Sisley brand.

Worthy of note are the first positive results from the projects related to Playlife, Sisley and Undercolors, recently launched, whose contribution will continue to increase in the next months.

Playlife has received an enthusiastic response from the market following its new positioning and new collection, recording a growth of 30% compared with Spring/Summer 2006.

The target of 30 store openings in 2007 has been exceeded, taking to 50 the number of new stores now forecast for the current year, with the new "Academy" concept.

The Sisley projects are also achieving the results expected. In the children's segment, the Sisley Young collection, dedicated to young people from 8 to 12 years old, sold in over 1,000 stores, had a positive reception.

The Sisley Adult segment will widen its range of products, starting from 2007 Fall/Winter season, with the Sisley Limited Edition line, an even more sophisticated collection for women and men, that will initially be introduced in a selection of 350 stores.

As regards the underwear segment, the Undercolors brand registered a growth of 16% of the last Spring/Summer collection compared with the Spring/Summer collection of 2006.

New product projects were also launched in this segment. Along with "Fun" underwear (ironic items), the brand also focussed on a new line, "Charme", enhancing the feminine and sophisticated part of the collection. This is also a key feature of the new furnishing concept "Gloss", currently present in the pilot stores of Rome and Barcelona, and which will be extended worldwide in the next few months.

MARKETS

Regarding geographic areas, development continues in both domestic and international markets.

In Italy, first half sales increased by over 10%.

Continued growth, of around 35%, came from Eastern Europe and Russia. The hundredth United Colors of Benetton store in Russia opened, in fact, in the half year just ended.

Expansion also continues in Asia, in the Indian market in particular, where the completion of the entire Benetton Group range of brands is planned during the next few months, with the opening of Undercolors and Playlife stores.

Consolidated results for the first half of 2007

Group net revenues for the first half of 2007 were 990 million euro, up 92 million (+10.2%) compared with 898 million in the first half of 2006, driven by the apparel segment.

Worthy of particular mention are:

  the trend of revenues to the partner-managed network, positively influenced by good reception of collections in the market and commercial development initiatives;

  growth of sales by directly operated stores, also due to the contribution of the Italian partnership Milano Report, consolidated since August 2006.

The main growth factor is the strong acceleration in volumes (+13% compared with the same period of 2006) with a total of 74 million garments sold for the first half year. A positive contribution also from the product mix, while negative impacts on revenues resulted from exchange differences (for 11 million euro) and the completion of policies to increase margins to the network with the 2007 Spring/Summer collection.

Gross operating income as a percentage of revenues is 42.7%, compared with 42.3% in the first half of 2006, from 380 million euro to 423 million euro, favourably influenced, in particular, by managerial efficiency, volumes and mix, and, partially, by the weakness of the dollar.

The contribution margin is 355 million euro, against 315 million in the first half of 2006, 35.9% of revenues compared with 35.1%.

EBIT increases to 107 million euro, compared with 89 million in the first half of 2006, with a percentage of revenues of 10.8%.

EBITDA reaches 15.3% of revenues increasing to 151 million euro against 132 million (14.8%) in the same period of last year. EBITDA from ordinary operations is 145 million euro, equivalent to 14.6% of revenues, compared with 126 million euro in the first half of 2006 (14% of revenues).

Outlook for the full year

For 2007, an improvement in consolidated revenues is forecast compared with forecasts given in the last spring, with growth ranging from 7 to 9%, due to the results of the 2007 Spring/Summer collections and progress of orders for the 2007 Fall/Winter collections.

It is forecast that EBITDA, calculated before non-recurring items, will show an increase of at least 20%, with a percentage of revenues exceeding 15%.

The focus on development through investments, which are forecast around 300 million euro, will continue.

Alternative performance indicators

In this press release, in addition to the conventional financial ratios required by IFRS, some alternative performance indicators are provided in order to permit a better assessment of the Group's profit and financial performance. However, these indicators must not be considered as replacing the conventional ratios required by IFRS.

Disclaimer

The document includes forward-looking statements, in particular in the section "Outlook for the full year", relative to future events and income and financial operating results of the Benetton Group. These forecasts, by their nature, include an element of risk and uncertainty, since they depend on the outcome of future events and developments. The actual results may differ even quite significantly from those stated due to a multiplicity of factors.

For further information and contacts:

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0039 0422519412

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